UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        McNeil Real Estate Fund IX, Ltd.
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                                (Name of Issuer)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                 Not applicable
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                                 (CUSIP Number)

                   W. Scott Wallace, Haynes and Boone, L.L.P.
            3100 NationsBank Plaza, Dallas, TX 75202, (214) 651-5000
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              (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                                  June 24, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. Not applicable                       Page 2 of 6 Pages
------------------------                       ---------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Opal Partners, L.P.  See also Item 2
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)   [   ]
                                                                   (b)   [   ]
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      3       SEC USE ONLY


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      4       SOURCE OF FUNDS

               OO
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      5       CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)    [  ]


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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
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                                      7      SOLE VOTING POWER

                                             5,715 See also Item 5.
                                 -----------------------------------------------
                                      8      SHARED VOTING POWER
        NUMBER OF SHARES
     BENEFICIALLY OWNED BY                   Voting  and  dispositive  power  is
                                             exercised   on   behalf   of   Opal
         EACH REPORTING                      Partners,   L.P.  by   its  general
          PERSON WITH                        partner,  DDC&R, Inc., a California
                                             corporation.
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             5,715 See also Item 5.
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                               Voting and  dispositive  power is
                                             exercised   on   behalf   of   Opal
                                             Partners,   L.P.   by  its  general
                                             partner,  DDC&R, Inc., a California
                                             corporation.
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               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                 5,715 Units of Limited Partnership Interest
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               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES    [   ]

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               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                 ROW (11)

                                 5.2%
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               14                TYPE OF REPORTING PERSON*

                                 PN
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
Item 1.  Security and Issuer.
-------  --------------------

         This statement relates to the Units of Limited Partnership Interest (the "Units"), of McNeil Real Estate Fund IX, Ltd., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240.

Item 2.  Identity and Background.
-------  ------------------------

         This statement is filed on behalf of Opal Partners, L.P., a California limited partnership ("Opal Partners"). The general partner of Opal Partners is DDC&R, Inc., a California corporation ("DDC&R"). Carole J. McNeil, a citizen of the United States, is the sole director, sole executive officer and sole stockholder of DDC&R. DDC&R and Carole J. McNeil are herein referred to as "Control Persons."

         The address of the principal offices of Opal Partners, DDC&R and Carole
J. McNeil is Four  Embarcadero  Center,  Suite 3250, San  Francisco,  California
94111.

         The principal business of Opal Partners is investing in real estate limited partnerships. The principal business of DDC&R is serving as the general partner of Opal Partners. Carole J. McNeil's principal business is serving as Co-Chairman of the Board of Directors of McNeil Investors, Inc. and investing in other real estate investments. McNeil Investors, Inc. serves as the general partner of McNeil Partners, L.P., which serves as the general partner of the Partnership and certain other limited partnerships engaged in the business of investing in, holding, managing and disposing of real estate and real estate-related investments. The principal executive offices of McNeil Investors, Inc. and McNeil Partners, L.P. are 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240.

         None of Opal Partners nor, to the best of their knowledge, any Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         None of Opal Partners nor, to the best of their knowledge, any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         In April, 1998, McNeil Partners, L.P. transferred 5,715 Units to Opal Partners, which was established for the benefit of Carole J. McNeil and certain members of her family.

Item 4.  Purpose of the Transaction.
-------  ---------------------------

         Opal Partners acquired the Units for investment purposes. Except as described herein, Opal Partners does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On June 24, 1999, the Partnership, McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P., Hearth Hollow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., Fairfax Associates II, Ltd., McNeil Summerhill I, L.P. (collectively, the "McNeil Partnerships"), McNeil Investors, Inc., McNeil Partners, L.P., McNeil Real Estate Management, Inc. ("McREMI"), McNeil Summerhill, Inc. and Robert A. McNeil, the husband of Carole
J.  McNeil,  entered  into  a  definitive  acquisition  agreement  (the  "Master
Agreement") with WXI/McN Realty L.L.C. ("Newco"), an affiliate of Whitehall Street Real Estate Limited Partnership XI, a real estate investment fund managed by Goldman, Sachs & Co., whereby Newco and its subsidiaries will acquire the McNeil Partnerships. The Master Agreement also provides for the acquisition by Newco and its subsidiaries of the assets of McREMI.

         Pursuant to the terms of the Master Agreement, the limited partners in the Partnership will receive cash on the closing date of the transaction (the "Closing Date") in exchange for their limited partnership interests. In addition, the Partnership will declare a special distribution to its limited partners on the Closing Date equal to its then positive net working capital balance, if any. The estimated aggregate consideration and net working capital distribution to be received per Unit of limited partnership interests of the McNeil Partnerships is set forth in a press release of McNeil Partners, L.P. dated June 25, 1999 and incorporated by reference herein.

         On the Closing Date, McNeil Partners, L.P., the general partner of the Partnership, will receive an equity interest in Newco in exchange for its contribution to Newco of the general partnership interests in the McNeil Partnerships, the limited partnership interests in Fairfax and Summerhill and the assets of McREMI.

         Carole J. McNeil, the sole director, executive officer and stockholder of DDR&C, the general partner of Opal Partners, is also the Co-Chairman of McNeil Investors, Inc., which serves as the general partner of McNeil Partners, L.P. McNeil Partners, L.P. serves as the general partner of the Partnership and certain of the other McNeil Partnerships. In addition, Robert A. McNeil, the husband of Carole J. McNeil, is the controlling stockholder and Co-Chairman of McNeil Investors, Inc. and the sole limited partner of McNeil Partners, L.P. Carole J. McNeil, in her capacity of position as Co-Chairman of McNeil Investors, Inc., participated in the negotiation of the transaction contemplated under the Master Agreement and through Mr. McNeil's ownership of McNeil
Investors, Inc. and McNeil Limited Partners, L.P. will have a beneficial interest in Newco.

         The Partnership's participation in the transaction is subject to, among other conditions, the approval by a majority of the limited partners of the Partnership.

         The foregoing is a summary only and is qualified in its entirety by reference to the Master Agreement, which is filed as an exhibit hereto.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a) Opal Partners beneficially owns 5,715 Units (which is approximately 5.2% of the shares of Units outstanding on March 31, 1999 based on information reported in the Partnership's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999 filed with the Securities and Exchange Commission on May 18, 1999).

         (b) Opal Partners has sole voting power and sole dispositive power with respect to the 5,715 Units it beneficially owns. Opal Partners' general partner DDC&R has the sole power to vote and to dispose of the Units. The sole stockholder, executive officer and director of DDC&R is Carole J. McNeil.

         (c) There have been no transactions in the Units by Opal Partners during the past 60 days.

         (d) DDC&R and Carole J. McNeil have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
-------  ---------------------------------------------------------------------

         Master Agreement, dated as of June 24, 1999, by and among WXI/McN Realty, L.L.C., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P., Hearth Hollow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., Fairfax Associates II, Ltd., McNeil Summerhill I, L.P., McNeil Investors, Inc., McNeil Partners, L.P., McNeil Real Estate Management, Inc., McNeil Summerhill, Inc. and Robert A. McNeil. See Item 4 for a description of this agreement.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         1. Master Agreement, dated as of June 24, 1999, by and among WXI/McN Realty, L.L.C., the Partnership, McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P., Hearth Hollow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., Fairfax Associates II, Ltd., McNeil Summerhill I, L.P., McNeil Investors, Inc., McNeil Partners, L.P., McNeil Real Estate Management, Inc., McNeil Summerhill, Inc. and Robert A. McNeil.

                  Incorporated by reference to Form 8-K of McNeil Real Estate Fund IX, Ltd. (File No. 0-9026) dated June 24, 1999 as filed with the Securities and Exchange Commission on June 29, 1999.

         2.       Press Release of McNeil Partners, L.P. dated June 25, 1999.

                  Incorporated by reference to Form 8-K of McNeil Real Estate Fund IX, Ltd. (File No. 0-9026) dated June 24, 1999 as filed with the Securities and Exchange Commission on June 29, 1999.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 7, 1999

                                         OPAL PARTNERS, L.P.

                                         By: DDC&R, Inc., its general partner



                                         By: /s/  Carole J. McNeil
                                            ------------------------------------
                                             Carole J. McNeil